P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

5 February 2004

Dear Sirs

P&O RESPONSE TO UK COMPETITION COMMISSION'S FINDINGS ON IRISH SEA OPERATIONS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dw 2/11

P&O

News Release

5 February 2004

P&O RESPONSE TO UK COMPETITION COMMISSION'S FINDINGS ON IRISH SEA OPERATIONS

P&O notes the findings from the UK Competition Commission with regard to the Group's proposed transaction with Stena AB relating to its ferry operations on the Irish Sea. P&O is currently reviewing the findings and considering its position.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Notes to editors:

1. On 27 May 2003, P&O and Stena AB announced that they had signed a Memorandum of Understanding concerning Stena's proposed acquisition of part of P&O's ferry operations on the Irish Sea. The MOU also provided for the transfer of Stena's Stranraer port operation to Cairnryan with Stena and P&O each taking a 50% shareholding in a new company to develop the port. Contracts for these transactions were exchanged on 13 October 2003.

2. On 22 August 2003, the Office of Fair Trading announced that it had cleared P&O's proposed transaction with Stena AB with regard to the Port of Cairnryan joint venture.

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